Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brookfield Property Partners L.P. (“BPY”)

73 Front Street

5th Floor

Hamilton, Bermuda HM 12

Item 2	Date of Material Change

November 1, 2013

Item 3	News Release

BPY’s news release announcing this material change was issued through Marketwired on November 1, 2013 and is attached as Schedule “A” to this report.

Item 4	Summary of Material Change

On November 1, 2013, BPY announced a transaction in which it will acquire an additional 53 million common shares of General Growth Properties, Inc. (“GGP”), warrants exercisable for an additional 26 million GGP shares (“Warrants”) and 1.1 million common shares of Rouse Properties, Inc. (“Rouse”) for total consideration of $1.4 billion (the “Acquisitions”). As a result of the Acquisitions, BPY will increase its direct ownership interest in GGP to approximately 28% on a primary basis, or approximately 32% on a fully-diluted basis (assuming exercise of all the outstanding Warrants), and will increase its ownership in Rouse to 39%.

The Acquisitions will be funded through the issuance of: (a) $ 435 million of non-voting limited partnership units of BPY (“Units”) to institutional investors; and (b) $995 million of redemption-exchange units (“REUs”) (which are exchangeable for Units on a one-for-one basis) of BPY’s subsidiary, Brookfield Property L.P., to Brookfield Asset Management Inc. (“Brookfield”) (the “Brookfield Issuances”).

As Brookfield holds a 92% interest in BPY (calculated including REUs), the Brookfield Issuances will be “related party transactions” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. The Brookfield Issuances are exempt from the formal valuation and minority approval requirements that would otherwise apply given that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the related party transactions is greater than 25% of BPY’s market capitalization (calculated including REUs).

The Governance and Nominating Committee of the board of directors of the general partner of BPY, comprising entirely of independent directors unrelated to Brookfield, considered the Acquisitions from Brookfield and the Brookfield Issuances (the “Brookfield Transactions”). The Governance and Nominating Committee engaged Osler, Hoskin & Harcourt LLP as its legal advisors. The Governance and Nominating Committee unanimously recommended the Brookfield Transactions to the board of the general partner of BPY, who then unanimously approved them (with directors affiliated with Brookfield abstaining from the vote).

Item 5	Full Description of Material Change

Please see the news release attached as Schedule “A” to this report.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of the officer of BPY who is knowledgeable about the material change and this Report is:

John Stinebaugh

Tel: 212-417-7215

Item 9	Date of Report

November 1, 2013

SCHEDULE A

[Please see attached.]